EXHIBIT 13
THIRD QUARTER INTERIM REPORT


To Our Shareholders:

  Third quarter net income increased to $762,000 from $585,000 in the same quarter last year. And, year-to-date, earnings through three quarters are $1,686,000, compared to $1,253,000 in F/Y 1998.

  Our Electronics Division completed final shipments to Cisco Systems in January. We are taking the necessary steps to minimize the earnings impact to the Division as a result of losing this major customer. Several new programs under development will move into production this summer, but it will take some time to fully replace the void created by the Cisco loss. Our strategic focus for this business has been redirected towards a more regionally-based electronics systems integration market and products for the rapidly emerging cable industry.

  Sales and earnings in our Aerospace Division continue to improve. We have two new battery products in the early stages of development that look promising and may give us the opportunity to pursue new market niches.

  Although some distribution segments of our Power Distribution Products Division remain soft, we have had some early success in the push to expand our OEM base. Strong new relationships are developing with Exide Electronics and Coca Cola. We are providing an assortment of magnetic devices to Exide, and Coca Cola will be using our transformers on dispensing equipment designed for a new soft drink product offering.

  Overall, our business remains strong, and we have many new programs and products under development that we expect will yield new sales in the years ahead.


Robert J. McKenna
Chairman and CEO

May 7, 1999

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ACME ELECTRIC CORPORATION
East Aurora, New York

  The following tables set forth certain unaudited financial information for thirty-nine-week periods ended April 3, 1999, and March 28, 1998 (in thousands, except for per share data):

                                        BALANCE SHEET
                                        -------------

                                   04/03/99    03/28/98    06/30/98
                                   --------    --------    --------

Current Assets                      $23,215     $27,401     $27,106
Fixed Assets and Other - Net         18,652      19,712      18,389
                                     ------      ------      ------
  Total                             $41,867     $47,113     $45,495
                                     ======      ======      ======

Current Liabilities                 $10,745     $11,370     $11,864
Long-Term Debt                       10,309      17,953      14,556
Shareholders' Equity                 20,813      17,790      19,075
                                     ------      ------      ------
  Total                             $41,867     $47,113     $45,495
                                     ======      ======      ======

                                      INCOME STATEMENT

                  13 Weeks   13 Weeks   39 Weeks   39 Weeks   Fiscal Year
                   Ended      Ended      Ended      Ended        Ended
                  04/03/99   03/28/98   04/03/99   03/28/98   06/30/98
                  --------   --------   --------   --------   --------

Net Sales          $19,100    $22,352    $60,281   $67,283     $90,916
Net Income             762       $585     $1,686    $1,253      $2,529
Net Income Per
Common Share
 (Basic and Diluted)  $.15       $.12       $.33      $.25        $.50

Weighted Average
Number of Shares
Outstanding Used
to Compute
 Income Per
 Common Share:
  Basic              5,061     5,048      5,057      5,045       5,046
  Diluted            5,097     5,060      5,084      5,059       5,060